SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 28 July 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                     Yes              No ..X..

July 28, 2017

Organisation and senior management changes at BT

●            Marc Allera appointed CEO of combined BT Consumer business
●            Cathryn Ross, Chief Executive of Ofwat, appointed new Director of Regulatory Affairs

BT Group today announced organisational changes to simplify its operating model, strengthen accountabilities and accelerate its transformation.

Marc Allera, currently CEO of the EE business acquired last year by BT, is appointed to lead a newly created Consumer business, bringing together BT's Consumer and EE businesses. The new Consumer business will operate across three distinct brands - BT, EE and Plusnet - and will span fixed and mobile networks, consumer products and services, and content.

Gavin Patterson, BT Group Chief Executive, said: "This appointment reflects the growing scale and ambition of BT. Marc has led the successful integration and delivered the improved customer experience and strong financial performance of EE. He will lead our continued integration and convergence in consumer telecommunications."

"Together, our senior management team will ensure that BT realises its full potential: connecting customers in the UK and beyond to next-generation digital communications services, content and networks."

This appointment will be effective September 1, 2017.

After almost four years as CEO of BT Consumer, and 13 years in BT, John Petter has announced he is stepping down to pursue roles outside the Group.

Gavin Patterson said: "I'd like to record my sincere thanks to John for all he has done for BT over a number of years. Most recently as CEO of BT Consumer where he has overseen our rapid expansion in the Consumer market-place. I wish him all the very best for the future."

As part of the Group's continued transformation, BT has also announced the appointment of Cathryn Ross, currently Chief Executive of Ofwat, the water sector regulator in England and Wales, as its new Director of Regulatory Affairs.

Gavin Patterson said: "We are delighted Cathryn has agreed to join BT. She will bring huge experience relevant to our business, and will work closely with me on developing our regulatory strategy and overseeing our relationship with Ofcom."

Her appointment follows the decision of Sean Williams, Chief Strategy Officer, BT Group, to leave BT to pursue new opportunities outside the Group.

"Sean has made a major contribution to BT's continued strategic effectiveness in recent years, ensuring we secured regulatory approval for both the EE acquisition and the settlement with Ofcom over the future of Openreach," said Gavin Patterson. "I would like to thank him for his hard work."

Cathryn Ross is expected to take up her role in January 2018.

Ends

Enquiries

Press office:
Dan Thomas                                                                  Tel: 020 7356 5369

Investor relations:
Mark Lidiard                                                                  Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Biographies

Marc Allera
Marc Allera will become CEO of BT's new combined Consumer division on September 1, 2017. The division will operate across our three distinct brands; BT, EE and Plusnet, spanning fixed and mobile networks, consumer products and services, as well as content.

Marc is currently CEO of EE, the UK's leading mobile phone company, having taken the role in January 2016.

Before that Marc was the Chief Commercial Officer for EE having joined in December 2011 from Three UK, where over a ten year period he held a number of senior positions including Chief Commercial Officer and Sales & Marketing Director. He is credited as a key force behind Three's growth from start-up to a major player in the UK mobile market.

Prior to joining Three's parent company Hutchison Whampoa in 2001, Marc spent a number of years in the video game industry where he was General Manager of Sega UK.

Cathryn Ross
Cathryn Ross will become BT's new Director of Regulatory Affairs in January 2018, with responsibility for developing the company's regulatory strategy and its relations with Ofcom and other regulatory bodies.

Cathryn is currently Chief Executive of Ofwat, the independent economic regulator for the water and waste water sector in England and Wales, where she is responsible for holding the £120 billion industry to account. She returned to Ofwat in October 2013, having previously been Executive Director of Markets and Economics between 2008 and 2011.

Cathryn is an experienced regulatory and competition economist and has worked across a number of different sectors advising on economic, regulatory and competition issues. Prior to Ofwat, Cathryn was Executive Director of Markets and Economics at the Office of Rail Regulation (ORR).  She has also worked at the Competition Commission (now Competition and Markets Authority).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 28 July 2017